February 27, 2013

Ms. Mary Cole

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia ETF Trust

Columbia Large Cap Growth ETF (the “Fund”)

(formerly known as Columbia Growth Equity Strategy Fund)

Post-Effective Amendment No. 53

File No. 333-148082/811-22154

Dear Ms. Cole:

This letter responds to comments received by telephone on February 26, 2013 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below:

Comment 1.	Please state terms and conditions under which the Investment Manager will be allowed to recoup from the Fund previously waived fees or expenses previously reimbursed by the Investment Manager.

Response:	There are no arrangements currently in place that permit recoupment of fees waived during a prior period.

Comment 2.	Confirm that, if a contractual fee waiver/reimbursement agreement is reflected in the fee and expense table, the duration of such agreement will be for at least one year from the date of effectiveness of the Fund’s prospectus.

Response:	So confirmed.

Comment 3.	Please remove the word “generally” from the following statement: “These companies generally have market capitalization in the range of companies in the Russell 1000 Growth Index (the Index) at the time of purchase (between $418 million and $498 billion as of December 31, 2012).

Response:	We will make the revision as requested.

Comment 4.	Please add the word “domestic” in front of the term “companies” in the following statement: “The Fund invests primarily in common stocks of companies that the investment manager believes have the potential for long-term, above-average earnings growth.”

Response:	We will make the revision as requested.

Comment 5.	The Fund’s principal investment strategies provide that the Fund will invest in American Depositary Receipts (ADRs). Please address whether the Fund will invest directly in foreign securities.

Response:	The Fund currently does not anticipate investing directly in foreign issuers.

Comment 6.	Please note whether the Transaction Fee on Redemption of Creation Units is noted in the prospectus.

Response:	The prospectus, in relevant part, currently provides the following:

Transaction Fee on Redemption of Creation Units. The Fund imposes a “Redemption Transaction Fee” on each redemption of Creation Units. The amount of the Redemption Transaction Fee on redemptions effected through the NSCC and DTC, and on nonconforming redemptions, is the same as the Creation Transaction Fee (emphasis added).

Related thereto, it is noted in the current prospectus that the Creation Transaction Fee is $500, regardless of the number of Creation Units purchased

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the Filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.